AMENDMENT AGREEMENT

AMENDMENT AGREEMENT (“Amendment”) dated as of December 31, 2013 to the Committed Facility Agreement dated as of March 19, 2013 between BNP Paribas Prime Brokerage, Inc. (“BNPP”) and Boulder Growth & Income Fund, Inc. (“Customer”), (the “Agreement”).

WHEREAS, the parties hereto desire to amend the Agreement as provided herein.

NOW THEREFORE, in consideration of the mutual agreements provided herein, the parties agree to amend the Agreement as follows:

1.	Amendment to the Section 6 of the Agreement

The Agreement is hereby amended by adding the following new paragraph at the end of Section 6.

“Notwithstanding the foregoing or anything to the contrary herein, following the day on which a Facility Modification Notice is delivered (the “Notice Date”), any Outstanding Debit Financing in excess of the average Outstanding Debit Financing over the 20 Business Days immediately preceding the Notice Date which, for the avoidance of doubt, would otherwise have been subject to the commitment described above (the “Excess Financing Amount”), shall be due and payable immediately upon demand by the BNPP Entities on the first Business Day that is 29 calendar days following the Notice Date; provided that, if such 29th calendar day is not a Business Day, then such Excess Financing Amount shall be due and payable immediately upon demand by the BNPP Entities on the first Business Day immediately preceding such 29th calendar day.”

2.	Representations

Each party represents to the other party that all representations contained in the Agreement are true and accurate as of the date of this Amendment and that such representations are deemed to be given or repeated by each party, as the case may be, on the date of this Amendment.

3.	Miscellaneous

(a)	Definitions. Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings specified for such terms in the Agreement.

(b)

Entire Agreement. This Amendment constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communications and prior writings (except as otherwise provided herein) with respect thereto.

(c)	Counterparts. This Amendment may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(d)	Headings. The headings used in this Amendment are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Amendment.

(e)	Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

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IN WITNESS WHEREOF the parties have executed this Amendment with effect from the first date specified on the first page of this Amendment.

BNP PARIBAS PRIME BROKERAGE, INC.

/S/ Thomas Guagliardo

Name: Thomas Guagliardo

Title: Managing Director

/S/ Robert Lakeman

Name: Robert Lakeman

Title: Director

BOULDER GROWTH & INCOME FUND, INC.

/S/ Stephen C. Miller

Name: Stephen C. Miller

Title: President